UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            BAKER, FENTRESS & COMPANY
                            -------------------------
                                (Name of Issuer)

                          Common Stock, par value $1.00
                          -----------------------------
                         (Title of Class of Securities)

                                    057213100
                                   ----------
                                 (CUSIP Number)

               John A. Levin               Valerie E. Radwaner, Esq.
           John A. Levin & Co.,              Paul, Weiss, Rifkind,
                   Inc.                       Wharton & Garrison
           One Rockefeller Plaza          1285 Avenue of the Americas
            New York, New York             New York, New York 10019-
                   10020                             6064
              (212) 332-8400                    (212) 373-3000
         -------------------------      -------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 22, 2000
                                 --------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is at Page 8

CUSIP No.  057213100

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                                     7        SOLE VOTING POWER

                                              594,975 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  59,311 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              580,471 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              59,311 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         654,286 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.1%

14       TYPE OF REPORTING PERSON

         IN

                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of Baker, Fentress & Company, a Delaware corporation ("BKF").

         The principal executive offices of BKF are located at One Rockefeller Plaza, New York, New York 10020.

Item 2.  Identity and Background

         This Schedule 13D is being filed by John A. Levin ("Mr. Levin"), whose business address is One Rockefeller Plaza, 19th Floor, New York, New York 10020 and whose principal occupation is Chairman, President and Chief Executive Officer of BKF.

         During the last five years Mr. Levin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Levin is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used for the purchases described herein were personal funds of Mr. Levin.

Item 4.  Purpose of Transaction

         Mr. Levin intends to hold the shares of Common Stock that he owns for investment purposes. Mr. Levin may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, BKF's business or financial condition and to other factors and conditions Mr. Levin deems appropriate. Alternatively, Mr. Levin may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Registration Rights Agreement (as defined in Item 6 hereof) and to the factors and conditions referred to above.

         Except as set forth above in this Item 4, Mr. Levin has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of BKF, or the disposition of securities of BKF,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BKF or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of BKF or of any of its subsidiaries, (d) any change in the present board of directors or management of BKF, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board, (e) any material change in the present capitalization or dividend policy of BKF, (f) any other material change in BKF's business or corporate structure, including but not limited to any plans or proposals to make any changes in BKF's investment policy for which a vote is required by Section 13 of the Investment Company Act, (g) changes in BKF's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of BKF by any person, (h) causing a class of securities of BKF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of BKF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Mr. Levin's beneficial ownership of Common Stock is as follows:

         (a) Number of shares beneficially owned:

         654,286

         (b) Percent of class:

         10.1% 1/

         (c) Number of shares as to which Mr. Levin has:

              (i) Sole power to vote or to direct the vote:

              594,975

              (ii) Shared power to vote or to direct the vote:

              59,311

              (iii) Sole power to dispose or to direct the disposition of:

              580,471

---------
1/ Such percentage is based on the aggregate number of shares of Common Stock outstanding as of December 31, 1999, after giving effect to a 1:6 reverse stock split effective as of January 10, 2000.

              (iv) Shared power to dispose or to direct the disposition of:

              59,311

              Mr. Levin is deemed to be the beneficial owner of 654,286 shares of Common Stock as a result of the following:

              (a) Mr. Levin directly owns 580,471 shares of Common Stock, over which he has sole voting and dispositive power.

              (b) Mr. Levin directly owns 14,504 shares of Common Stock, over which he has sole voting power only.

              (c) 11,596 shares of Common Stock are owned by revocable trusts with respect to which Mr. Levin was the grantor. As a result, Mr. Levin shares voting and dispositive power over these shares.

              (d) 7,311 shares of Common Stock are held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse. Mr. Levin shares voting and dispositive power over these shares.

              (e) 40,404 shares of Common Stock are owned by a family foundation of which Mr. Levin is an executive officer and a director. Mr. Levin shares voting and dispositive power over these shares.

              Notwithstanding anything to the contrary contained in this
Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the shares referred to in paragraphs (c),
(d) and (e) above.

              The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Mr. Levin during the past 60 days are set forth on Exhibit 99.1 hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Registration Rights Agreement, dated as of June 28, 1996 (the "Registration Rights Agreement"), by and among BKF and certain stockholders (including Mr. Levin), Mr. Levin was granted certain rights to register, pursuant to the Securities Act of 1933, as amended, all shares of Common Stock owned by Mr. Levin on the date of the Registration Rights Agreement.

         A copy of the Registration Rights Agreement was attached to the initial
Schedule 13D as Exhibit D and is incorporated herein by reference. The description of the Registration

Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the full text thereof. Except as set forth in this Item 6 and Item 5 of this
Schedule 13D, Mr. Levin has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of BKF.

Item 7.  Exhibits

         The following are filed herewith as exhibits to this Schedule 13D:

         99.1 Table of Transactions in Common Stock by Mr. Levin.

                                    SIGNATURE

         After reasonable inquiry and to its best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2000

                                            By: /s/ John A. Levin
                                            ---------------------
                                            John A. Levin

                                INDEX TO EXHIBITS


         Exhibit No.         Description
         -----------         -----------
         99.1                Table of Transactions in Common Stock by Mr. Levin.